Exhibit 12

The Peoples Gas Light and Coke Company and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal years ended September 30,
	1999	1998	1997	1996	1995

Net Income Before Preferred
Stock Dividends	$78217	$68,378	$85,098	$88,752	$53,666

Add - Income Taxes	44115	38,188	48,269	53,533	28,164
Fixed Charges (see below)	34040	33,786	33,289	37,052	46,586

Earnings	$156,372	$140,352	$166,656	$179,337	$128,416

Fixed Charges:
Interest on Long-Term Debt	$30532	$31,132	$31,094	$32,889	$40,507
Other Interest	3508	2,654	2,195	4,163	6,079

Total Fixed Charges	$34,040	$33,786	$33,289	$37,052	$46,586

Ratio of Earnings to Fixed Charges	4.59	4.15	5.01	4.84	2.76